Hi XXX – I hope you're doing well! I wanted to send this story idea your way. Please let me know if you would like to chat with Eric to learn more. Thanks!

As you know, independent craft breweries are facing significant challenges, including:

- Declining craft beer sales and excess capacity
- Ongoing consolidation among beer distributors
- Multinational companies buying independent breweries, making it hard for small brewers to compete on price and shelf space
- The rise of chain stores and the decline of independent liquor stores
- On-premise sales still haven't returned to pre-Covid levels and are still soft

To survive, we believe distributing craft breweries must scale up. That's why we are building a consolidation platform for our brand and others to streamline production and distribution while staying independent, as opposed to selling to multinationals or closure. Small, local businesses positively impact our communities, making it critical for them to stay open.

To fund this new platform, we were inspired by the Green Bay Packers' community ownership model, and we're introducing a similar concept. We're selling stock to the public for the first time in 24 years through Wefunder. The private launch of our Community Investment Round appears to be successful, and our public launch kicked off today at 9am ET. Please visit our Wefunder site to learn more - https://wefunder.com/lefthandbrewingcompany

After 30+ years in business, we see this as the next evolution in craft beer. This story impacts not only the craft beverage industry but also the business community, non-profit organizations and consumers, many of whom may not realize the challenges we face as an industry. Again, please let me know if you are interested in speaking with Eric to learn more about our plans for the future.

Cheers!
Jill

Jill Preston
Director of Marketing

1265 Boston Avenue | Longmont, Colorado 80501

From our hand to yours.™
LeftHandBrewing.com